UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
TPG SPECIALTY LENDING, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
N/A

(CUSIP Number)
August 1, 2011
(Date of Event which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule if filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No.	N/A

1	NAME OF REPORTING PERSONS. Morgan Stanley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY.

4	CITIZENSHIP OR PLACE OF ORGANIZATION.

	The state of organization is Delaware.

	5	SOLE VOTING POWER.

NUMBER OF		0

SHARES	6	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		12,539 shares*

EACH	7	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER.

		12,539 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

	12,539 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

	11.3%

12	TYPE OF REPORTING PERSON

	HC, CO
* Although MSSB TPG Specialty Lending Onshore Feeder Fund (the “Trust”) beneficially owns 12,539 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying investors (each a “Unitholder” and collectively, the “Unitholders”) pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares. If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

CUSIP No.	N/A

1	NAME OF REPORTING PERSONS. Morgan Stanley Smith Barney Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY.

4	CITIZENSHIP OR PLACE OF ORGANIZATION.

	The state of organization is Delaware.

	5	SOLE VOTING POWER.

NUMBER OF		0

SHARES	6	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		12,539 shares*

EACH	7	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER.

		12,539 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

	12,539 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

	11.3%

12	TYPE OF REPORTING PERSON

	OO
* Although the Trust beneficially owns 12,539 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares. If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

CUSIP No.	N/A

1	NAME OF REPORTING PERSONS. Morgan Stanley GWM Feeder Strategies LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY.

4	CITIZENSHIP OR PLACE OF ORGANIZATION.

	The state of organization is Delaware.

	5	SOLE VOTING POWER.

NUMBER OF		0

SHARES	6	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		12,539 shares*

EACH	7	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER.

		12,539 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

	12,539 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

	11.3%

12	TYPE OF REPORTING PERSON

	OO
*Although the Trust beneficially owns 12,539 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares. If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

CUSIP No.	N/A

1	NAME OF REPORTING PERSONS. MSSB TPG Specialty Lending Onshore Feeder Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY.

4	CITIZENSHIP OR PLACE OF ORGANIZATION.

	The state of organization is Delaware.

	5	SOLE VOTING POWER.

NUMBER OF		0

SHARES	6	SHARED VOTING POWER.
BENEFICIALLY
OWNED BY		12,539 shares*

EACH	7	SOLE DISPOSITIVE POWER.
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER.

		12,539 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

	12,539 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

	11.3%

12	TYPE OF REPORTING PERSON

	OO
* Although the Trust beneficially owns 12,539 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares. If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

Item 1(a). Name of Issuer:
     TPG Specialty Lending, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
     301 Commerce Street, Suite 3300
     Fort Worth, TX 76102
Item 2(a). Name of Person Filing:
     This Schedule 13G is jointly filed by: (i) Morgan Stanley; (ii) Morgan Stanley Smith Barney Holdings LLC; (iii) Morgan Stanley GWM Feeder Strategies LLC; and (iv) MSSB TPG Specialty Lending Onshore Feeder Fund (all together, the “Reporting Persons”), with respect to shares of common stock (the “Shares”) of the Issuer beneficially owned by MSSB TPG Specialty Lending Onshore Feeder Fund. Morgan Stanley GWM Feeder Strategies LLC is the managing owner of MSSB TPG Specialty Lending Onshore Feeder Fund, and is a wholly-owned subsidiary of Morgan Stanley Smith Barney Holdings LLC. Morgan Stanley Smith Barney Holdings LLC is indirectly majority-owned by Morgan Stanley.
Item 2(b). Address of Principal Business Office, or, if none, Residence:
     The principal business address of each of MSSB TPG Specialty Lending Onshore Feeder Fund and Morgan Stanley GWM Feeder Strategies LLC is 522 Fifth Avenue, 13th floor, New York, NY 10036. The principal business address of each of Morgan Stanley Smith Barney Holdings LLC and Morgan Stanley is 1585 Broadway New York, NY 10036.
Item 2(c). Citizenship:
     The state of organization of each of MSSB TPG Specialty Lending Onshore Feeder Fund, Morgan Stanley GWM Feeder Strategies LLC, Morgan Stanley Smith Barney Holdings LLC and Morgan Stanley is Delaware.
Item 2(d). Title of Class of Securities:
     Common Stock, $0.01 par value
Item 2(e). CUSIP Number:
     N/A
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
     Not applicable.
Item 4. Ownership as of August 1, 2011*.
(a)	Amount beneficially owned:

12,539 shares.

(b)	Percent of class:

11.3%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

12,539 shares**

(iii)	Sole power to dispose or direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

12,539 shares**

*	In Accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

**	Although the Trust beneficially owns 12,539 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares. If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
     See Exhibit 99.2.
Item 8. Identification and Classification of Member of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     (c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits
99.1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

99.2	Item 7 Information.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2011	MSSB TPG SPECIALTY LENDING ONSHORE FEEDER FUND

By: MORGAN STANLEY GWM FEEDER STRATEGIES LLC
Its Managing Owner

	By:	/s/ John Sweeney
	Name:	John Sweeney
	Title:	Authorized Signatory

MORGAN STANLEY GWM FEEDER STRATEGIES LLC

	By:	/s/ John Sweeney
	Name:	John Sweeney
	Title:	Authorized Signatory

MORGAN STANLEY SMITH BARNEY HOLDINGS LLC

	By:	/s/ Anne Cooney
	Name:	Anne Cooney
	Title:	Authorized Signatory

MORGAN STANLEY

	By:	/s/ Christina Huffman
	Name:	Christina Huffman
	Title:	Authorized Signatory